08004819

August 29, 2008

RECEIVED
2008 SEP -9 P 1:05

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 066/2008**

  Subject: Disposal the ordinary shares of NTU

  Date: August 29, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
SEP 12 2008
THOMSON REUTERS

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

9/10

Summary Translation Letter
To the Stock Exchange of Thailand
August 29, 2008

RECEIVED
2008 SEP -9 P 1:05

SH 066/2008

August 29, 2008

Subject: Disposal the ordinary shares of NTU

To: The President
The Stock Exchange of Thailand

Shin Corporation Plc. (SHIN) would like to inform you that SHIN has disposed of its ordinary shares of N.T.U (Thailand) Ltd. (NTU), 16.67% held by SHIN, to DTV Service Co., Ltd. (DTV), 99.99% held by Thaicom Plc.(THCOM) (THCOM is a subsidiary of SHIN and 41.14% held by SHIN). The details are as follows:

Date of transaction	August 29, 2008
Parties involved	Buyer: DTV Service Co., Ltd. (DTV) Seller: Shin Corporation Plc. (SHIN)
General Characteristics of transaction	SHIN disposed of its ordinary shares of NTU in the proportion of 16.67% to DTV, which is a subsidiary of THCOM and 99.99% held by THCOM. This transaction is exempt from obligations under "Rules, Procedures and Disclosure of Connected Transactions of Listed Companies" of SET.
Details of asset disposal	
Company name	N.T.U. (Thailand) Ltd. (NTU)
Nature of business	To provide organisational services relating to training, educational seminars, and to disseminate various kinds of knowledge.
Registered capital	Baht 100 per share comprising of 120,000 shares, totalling amount of Baht 12,000,000
Paid-up capital	Baht 62.50 per share comprising of 120,000 shares, totalling amount of Baht 7,500,000
Number of disposed shares	19,999 shares or 16.67% of paid-up capital
Total value of the transaction	Baht 7 per share, totalling Baht 139,993
Proportion of share holding before transaction	16.67% held by SHIN
Proportion of share holding after transaction	None
Directors of NTU	1. Dr. Dumrong Kasemset 2. Mr. Tanadit Charoenchan 3. Mrs. Doris Gold Wibunsin 4. Mrs. Getwalee Likitnuruk 5. Mr. Salin Pinkayan
Shareholders before transaction	1. DTV Service Co., Ltd. 71.85% 2. SHIN Corporation Plc. 16.67% 3. Other 11.48%
Shareholders after transaction	1. DTV Service Co., Ltd. 88.52% 2. Other 11.48%

Total value of the transaction	The book value of NTU as of June 30, 2008 is of the amount Baht 219,444 and SHIN's proportion is of the amount Baht 36,581.
Basis used to determine the value of transaction	The selling price is agreed by buyer and seller.

September 2, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 067/2008**

  Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV, V) in August 2008

  Date: September 2, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 2, 2008

RECEIVED
2008 SEP -9 P 1:05

SH 067/2008

September 2, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in August 2008

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant III	Grant IV	Grant V
The number of warrants (units)	13,660,200	16,000,000	14,256,100
Issuing Date	May 31, 2004	May 31, 2005	July 31, 2006
Exercise Price (Baht/Share)	31.209	36.271	33.761
Exercise Ratio (warrant : common share)	1:1.16663	1:1.15134	1 : 1.11608
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant III, IV and V) in August 2008, as follows;

Outstanding of ESOP	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	9,138,700	16,000,000	14,256,100
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	11,613,177	19,445,000	15,756,100

END